Carl Grant

Sun Kissed Industries, Inc

August 16, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Sun Kissed Industries, Inc. f/k/a DNA Dynamics, Inc.

Amendment No. 4 to

Form 1-A

Filed August 4, 2019

File No. 024-10991

Ladies and Gentlemen:

On behalf of our Company, Sun Kissed Industries, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 5 to the Offering Statement on Form 1-A (“Amendment No. 5”) relating to the issuance by the Company of up to 600,000,000 of shares of Common Stock.

This letter also sets forth the Company’s responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated August 9, 2019 regarding your review of the Amended Offering Statement on Form 1-A, which was filed with the Commission on August 1, 2019.

For your convenience, the Staff’s comments have been repeated below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 3. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in Amendment No.

Amended Form 1-A filed August 1, 2019

General

1.	We note your response to our prior comment 1, including the revised exclusive forum provision in your subscription agreement, which selects the federal district court of the United States of America in the state of Nevada as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the state Courts of Nevada as the exclusive forum for a resolution of any complaint not asserting a cause of action arising under the Securities Act. Please revise your risk factor disclosure to clearly describe the scope of your exclusive forum provision and the relevant forum for litigation. Also revise to clarify whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.

Carl Grant

Sun Kissed Industries, Inc

In addition we note that your risk factor on page 13 states that investors “will not have the benefit of bringing a lawsuit in a more favorable jurisdiction or under more favorable law than the local law of the State of Nevada.” Please revise your disclosure to be consistent with your exclusive forum provision which addresses both state and federal laws and jurisdictions.

We have amended the disclosure to cover the entirety of the risks associated with forum selection in our subscription agreement, including, but not limited to, the enforceability of the forum selection clause itself, mandates of both the Securities Act of 1933 and the Securities Exchange Act of 1934, and those aspects of a contract controlled by state law.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me or our counsel, Eilers Law Group, P.A. at (786) 273-9152.

Very truly yours,

/s/ Carl Grant
Carl Grant, CEO
DNA Dynamics, Inc.

cc:	William R. Eilers, Esq.

Carl Grant

Sun Kissed Industries, Inc

to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson at 202-551-3584 with any other questions.

Sincerely,

Division of Corporation Finance Office of Transportation and Leisure

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